

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Group Secretariat

3rd December 2001


02002867

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

We attach for your information a copy of a letter sent to the UK Listing Authority on 3rd December 2001 in respect of HKLH.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.


Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

3rd December 2001

The UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
United Kingdom

Dear Sirs

Hongkong Land Holdings Limited (the "Company")

On behalf of the Company, we wish to advise that Mr Charles Allen-Jones has been appointed as a Director of the Company with effect from 1st December 2001.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary